Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM'S FPGA MOMENTUM BUILDS: DESIGN
WIN FROM LONG-TERM STRATEGIC CUSTOMER

Design Win Confirms Silicom's Offerings in the FPGA Era; Company Expects
FPGA-Based Designs in Next Generation Cloud Servers To Become Major New Growth Driver

KFAR SAVA, Israel — August 07, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that one of its significant long-term customers has awarded it a new Design Win for an advanced FPGA (Field Programmable Gate Array)-based card that it will use in a new Network Visibility application. The client has already placed initial purchase orders totaling several hundred thousand dollars. In parallel, the customer, a world leader in some of the networking industry's "hottest" segments, is considering Silicom's solutions for several additional areas, including both FPGA-based and other solutions for a variety of applications.

"We are excited that this leading networking company, a strategic client for years, is turning to us again to deliver an FPGA-based solution," commented Shaike Orbach, Silicom's CEO. "This Win is a huge confirmation of our IP and technology within the FPGA space, an area which is developing into a mainstream platform in next-generation Cloud servers. Our FPGA expertise and momentum position us ideally to benefit from this growth, making FPGA-based solutions a new potential high-growth area for us."

Mr. Orbach continued, "In addition, this Win demonstrates that this client, like so many of our other customers, views Silicom as a 'go-to' connectivity/performance partner, with FPGA expertise further enhancing our value. Given the close, cooperative nature of our work, we continually identify new customer needs that we can address, feeding continuous growth in our business with this client and others."

Mr. Orbach concluded, "In short, our continued growth with this customer, together with the FPGA wave that is swelling across the entire networking and Cloud industries, makes us increasingly optimistic regarding our future prospects and growth."

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom's solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom's products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom's product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom's patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as "expects," "should," "believes," "anticipates" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com